Securities and Exchange Commission

Washington, D.C. 20549

Schedule 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant

to § 240.13d-1(b), (c) and (d) and Amendments Thereto Filed

Pursuant to § 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

SilverBow Resources, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

82836G102

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82836G102	Schedule 13G	Page 2 of 15

1	Names of Reporting Persons SandPoint Operating, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person OO

CUSIP No. 82836G102	Schedule 13G	Page 3 of 15

1	Names of Reporting Persons SandPoint Resources Management, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person OO

CUSIP No. 82836G102	Schedule 13G	Page 4 of 15

1	Names of Reporting Persons SandPoint Resources, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person OO

CUSIP No. 82836G102	Schedule 13G	Page 5 of 15

1	Names of Reporting Persons CEC SandPoint Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person OO

CUSIP No. 82836G102	Schedule 13G	Page 6 of 15

1	Names of Reporting Persons Carnelian Energy Capital II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person PN

CUSIP No. 82836G102	Schedule 13G	Page 7 of 15

1	Names of Reporting Persons Carnelian Energy Capital GP II, L.P.
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person PN

CUSIP No. 82836G102	Schedule 13G	Page 8 of 15

1	Names of Reporting Persons Carnelian Energy Capital Holdings, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person OO

CUSIP No. 82836G102	Schedule 13G	Page 9 of 15

1	Names of Reporting Persons Tomas Ackerman
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person IN

CUSIP No. 82836G102	Schedule 13G	Page 10 of 15

1	Names of Reporting Persons Daniel Goodman
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5	Sole Voting Power 0
	6	Shared Voting Power 0
	7	Sole Dispositive Power 0
	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 0
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row 9 0.0%
12	Type of Reporting Person IN

CUSIP No. 82836G102	Schedule 13G	Page 11 of 15

ITEM 1.	(a) Name of Issuer:

SilverBow Resources, Inc. (the “Issuer”).

(b)	Address of Issuer’s Principal Executive Offices:

920 Memorial City Way, Suite 850

Houston, Texas 77024

ITEM 2.	(a) Name of Person Filing:

Each of the following is hereinafter individually referred to as a “Reporting Person” and collectively as the “Reporting Persons.” This statement is filed on behalf of:

SandPoint Operating, LLC;

SandPoint Resources Management, LLC;

SandPoint Resources, LLC;

CEC SandPoint Holdings, LLC;

Carnelian Energy Capital II, L.P.;

Carnelian Energy Capital GP II, L.P.;

Carnelian Energy Capital Holdings, LLC;

Tomas Ackerman; and

Daniel Goodman.

(b)	Address or Principal Business Office:

The principal business address of each of SandPoint Operating, LLC, SandPoint Resources Management, LLC and SandPoint Resources, LLC is 1020 NE Loop 410, Suite 660, San Antonio, TX 78209.

The principal business address of each of the other Reporting Persons is 2229 San Felipe Street, Suite 1450, Houston, TX 77019.

(c)	Citizenship of each Reporting Person is:

Messrs. Ackerman and Goodman are citizens of the United States of America. Each of the other Reporting Persons is organized under the laws of the State of Delaware.

(d)	Title of Class of Securities:

Common Stock, par value $0.01 per share (“Common Stock”).

(e)	CUSIP Number:

82836G102

CUSIP No. 82836G102	Schedule 13G	Page 12 of 15

ITEM 3.

Not applicable.

ITEM 4.	Ownership.

(a-c)

This amendment to Schedule 13G is being filed to report that, as of the date hereof, the Reporting Persons do not beneficially own any shares of Common Stock.

ITEM 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☒

ITEM 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

ITEM 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

ITEM 8.	Identification and Classification of Members of the Group.

Not applicable.

ITEM 9.	Notice of Dissolution of Group.

Not applicable.

ITEM 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and were not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and were not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a-11.

CUSIP No. 82836G102	Schedule 13G	Page 13 of 15

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 14, 2023

SandPoint Operating, LLC

By:	/s/ Erik Hanson
Name: Erik Hanson
Title:	Officer

SandPoint Resources Management, LLC

By:	/s/ Erik Hanson
Name: Erik Hanson
Title:	Officer

SandPoint Resources, LLC

By:	/s/ Erik Hanson
Name: Erik Hanson
Title:	Officer

CEC SandPoint Holdings, LLC
By: Carnelian Energy Capital II, L.P.
By: Carnelian Energy Capital GP II, L.P., its General Partner
By: Carnelian Energy Capital Holdings, LLC, its General Partner

By:	/s/ Tomas Ackerman
Name: Tomas Ackerman
Title:	Managing Member

By:	/s/ Daniel Goodman
Name: Daniel Goodman
Title:	Managing Member

CUSIP No. 82836G102	Schedule 13G	Page 14 of 15

Carnelian Energy Capital II, L.P.
By: Carnelian Energy Capital GP II, L.P., its General Partner
By: Carnelian Energy Capital Holdings, LLC, its General Partner

By:	/s/ Tomas Ackerman
Name: Tomas Ackerman
Title:	Managing Member

By:	/s/ Daniel Goodman
Name: Daniel Goodman
Title:	Managing Member

Carnelian Energy Capital GP II, L.P.
By: Carnelian Energy Capital Holdings, LLC, its General Partner

By:	/s/ Tomas Ackerman
Name: Tomas Ackerman
Title:	Managing Member

By:	/s/ Daniel Goodman
Name: Daniel Goodman
Title:	Managing Member

Carnelian Energy Capital Holdings, LLC

By:	/s/ Tomas Ackerman
Name: Tomas Ackerman
Title:	Managing Member

By:	/s/ Daniel Goodman
Name: Daniel Goodman
Title:	Managing Member

/s/ Tomas Ackerman
Tomas Ackerman

/s/ Daniel Goodman
Daniel Goodman

CUSIP No. 82836G102	Schedule 13G	Page 15 of 15

LIST OF EXHIBITS

Exhibit No.	Description

99	Joint Filing Agreement (previously filed).